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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

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                                SCHEDULE 14D-9
         Solicitation/Recommendation Statement Under Section 14(d)(4)
                    of the Securities Exchange Act of 1934

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                            VASTAR RESOURCES, INC.
                           (Name of Subject Company)


                            VASTAR RESOURCES, INC.
                     (Name of Person(s) Filing Statement)

                    Common Stock, par value $0.01 Per Share
                        (Title of Class of Securities)

                                   922380100
                     (CUSIP Number of Class of Securities)

                                Albert D. Hoppe
                 Vice President, General Counsel and Secretary
                            Vastar Resources, Inc.
                             15375 Memorial Drive
                             Houston, Texas 77079
                           Telephone: (281) 584-6027

                               Charles M. Nathan
                    Fried Frank Harris Shriver and Jacobson
                              One New York Plaza
                           New York, New York 10004
                           Telephone: (212) 859-8000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)


  [X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.*

  *This Schedule 14d-9 relates to the proposed offer by BP Amoco p.l.c.
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                                                            NR00-08

                                                            March 23, 2000

FOR IMMEDIATE RELEASE

VASTAR FORMS SPECIAL COMMITTEE OF INDEPENDENT DIRECTORS TO EVALUATE BP AMOCO
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PROPOSAL
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     Houston, March 23, 2000 - Vastar Resources, Inc. (NYSE: VRI) today announced that it has formed a special committee of independent directors to evaluate BP Amoco's (NYSE: BPA) $71.00 per share proposal to purchase the approximately 17.6 million shares, or 18.1 percent, of Vastar's common stock that are publicly traded.

     The special committee has retained Salomon Smith Barney Inc. and Petrie Parkman & Co., Inc. to act as its financial advisors and Fried Frank Harris Shriver & Jacobson to act as its legal counsel.

     Vastar also announced that, in connection with the BP Amoco proposal, six lawsuits purporting to be class actions have been filed in the Delaware Chancery Court against the company, its directors, ARCO (NYSE: ARC) and BP Amoco. Vastar believes that these lawsuits are without merit.

     As previously announced on March 16, 2000, BP Amoco advised Vastar's board of its intention to commence a tender offer for the minority stockholding of the company. The proposal is conditioned on BP Amoco's acquisition of ARCO, which currently owns the balance of Vastar's stock.

     Vastar Resources, Inc., headquartered in Houston, Texas, finds, develops and produces natural gas and liquid hydrocarbons. The company is currently active in more than 100 key producing fields,

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with production in the Gulf of Mexico shelf, Gulf Coast, Rocky Mountains and
Mid-Continent areas, and a growing exploratory and development presence in the Gulf of Mexico deepwater trend. Additional information on Vastar is available on the company's website at www.vastar.com.



CONTACTS: For Vastar:

          Ellen DeSanctis  (281) 584-3477  (financial)

          James Bartlett  (281) 584-3448  (media)

          For the special committee:

          Joele Frank, Wilkinson Brimmer Katcher:

          Joele Frank  (212) 355-4449 ext. 110

          Dan Katcher  (212) 355-4449 ext. 113

Vastar shareholders are strongly advised to read both the tender offer statement and the solicitation/recommendation statement regarding the tender offer referred to in this press release when they become available, as these statements will contain important information relating to the tender offer. Shareholders will be able to obtain these statements and any amendments thereto and other filed documents for free at the Internet website maintained by the Securities and Exchange Commission at www.sec.gov. In addition, Vastar Resources, Inc. will make the solicitation/recommendation statement and any amendments thereto available for free to Vastar's shareholders. Please direct your request for the solicitation/recommendation statement to Ellen DeSanctis, Manager of Investor Relations and Corporate Communications, Vastar Resources, Inc., 15375 Memorial Drive, Houston, Texas 77079, Telephone (281) 584-3477.

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